UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

As previously announced, on March 21, 2024, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Reports Full Year 2023 Financial and Operating Results.” In connection with such announcement, on March 21, 2024, the Company hosted a conference call and presented its corporate presentation on immuno-dermatology where the Company provided details and developments on its oral C5aR inhibitor INF904 and on the development of vilobelimab in pyoderma gangrenosum. A copy of the corporate presentation is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corporate Presentation, dated March 21, 2024

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 21, 2024	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

4